Exhibit 99.54

BURCON PROVIDES UPDATE ON
CANOLA LICENSE & DEVELOPMENT AGREEMENT

Vancouver, British Columbia, November 15, 2010 — Burcon NutraScience Corporation (TSX – BU) (“Burcon”) announced today that, simultaneous to and in conjunction with executing the letter of intent to license CLARISOY® as announced today with Archer Daniels Midland Company (ADM), the two parties have also entered into an agreement amending the license and development agreement made among Burcon, Burcon NutraScience (MB) Corp. and ADM on September 16, 2003 and as amended June 1, 2007 (the “License and Development Agreement”).

Burcon and ADM have agreed to an amendment of the License and Development Agreement that protects ADM’s and Burcon’s interests under the License and Development Agreement while the two parties work to negotiate the terms of a proposed license agreement for CLARISOY®. The two parties have chosen to focus on commercializing CLARISOY® with its excellent nutritional and functional properties and unlike canola protein, soy protein has global regulatory approval for use in food and nutritional products already in-place.

It is anticipated that further updates with respect to the License and Development Agreement will be provided in due course and within the timing of the proposed definitive license agreement for CLARISOY®.

About Burcon NutraScience
Burcon is a leader in nutrition, health and wellness in the field of functional, renewable plant proteins. Since 1999, Burcon has developed a portfolio of composition, application, and process patents originating from our core protein extraction and purification technology. We are developing Puratein® and Supertein™ canola protein isolates with unique functional and nutritional attributes, and CLARISOY®, a revolutionary soy protein isolate which is 100% soluble and completely transparent in acidic solutions. Our team of highly specialized scientists and engineers work from our own research facility to develop and optimize environmentally sound technologies. To-date, our patent portfolio consists of 142 issued patents in various countries, including 24 issued U.S. patents, and in excess of 200 additional pending patent applications, 59 of which are U.S. patent applications.

###

ON BEHALF OF THE BOARD OF DIRECTORS
“Johann F. Tergesen”
Johann F. Tergesen
President and Chief Operating Officer

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our products, statements about future market conditions, supply and demand conditions, and other expectations, intentions and plans contained in this press release that are not historical fact. Our expectations regarding the prospect for future success depend upon our ability to develop and sell products, which we do not produce today and cannot be sold without further research and development. When used in this press release, the words “goal”, “intend”, “believes” and “potential” and similar expressions, generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties. In light of the many risks and uncertainties surrounding the development of a source of protein from canola meal, you should understand that we cannot assure you that the forward looking statements contained in this press release will be realized.

For more information, please contact:

Jade Cheng, Chief Financial Officer
Burcon NutraScience Corporation
(604) 733-0896 / (888) 408-7960 toll-free
jcheng@burcon.ca www.burcon.ca

AXINO AG
Wolfgang Seybold, Investor Relations Europe
AXINO AG, Königstraße 26, 70173 Stuttgart, Germany
Tel. +49-711-25 35 92-40 / Fax +49-711-25 35 92-55
wolfgang.seybold@axino.de www.burcon.net